UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002


                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401 (k) PROFIT SHARING PLAN

                              (Full Title of Plan)


                       FIRST MID-ILLINOIS BANCSHARES, INC.
                             1515 Charleston Avenue
                                  P.O. Box 499
                             Mattoon, Illinois 61938

           (Name of Issuer of the Securities Held Pursuant to the Plan and the Address of the Principal Executive Officer)

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN



                                Table of Contents



                                                                           Page

Independent Auditors' Report                                                1

Statements of Net Assets Available for Plan Benefits                        2

Statement of Changes in Net Assets Available for Plan Benefits              3

Notes to Financial Statements                                               4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)              9

                          Independent Auditors' Report



The Participants and Plan Trustee of the
   First Mid-Illinois Bancshares, Inc.
   401(k) Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Chicago, Illinois
June 20, 2003

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2002 and 2001




                                                        2002           2001
                                                  -------------- --------------
Assets:
  Investments, at fair value:
     Mutual funds                                 $   6,203,795  $   7,177,175
     Money market funds                                 571,049        221,488
     Certificates of deposit                          1,259,367      1,303,496
     Employer common stock                            3,955,176      3,247,187
     Common stock                                            --        123,008
     Participant loans                                  292,283        240,965
                                                  -------------- --------------
                                                     12,281,670     12,313,319
  Receivables:
     Interest and dividends                              45,282         33,777
                                                  -------------- --------------
        Total assets                                 12,326,952     12,347,096

Liabilities:
  Cash overdraft                                             --          1,637
  Refunds due to excess contributions                        --          8,299
                                                  -------------- --------------
       Net assets available for plan benefits     $  12,326,952  $  12,337,160
                                                  ============== ==============

See accompanying notes to financial statements.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2002





Additions to net assets attributed to:
  Investment income (loss):
  Interest and dividends                                          $     212,517
     Net depreciation in fair value of investments                   (1,119,601)
                                                                  --------------
         Total investment loss                                         (907,084)
                                                                  --------------
  Contributions:
     Employer                                                           542,016
     Participants                                                       624,545
     Rollovers                                                          457,548
                                                                  --------------
          Total contributions
                                                                      1,624,109
                                                                  --------------
          Total additions
                                                                        717,025
  Deductions from net assets attributed to:
  Benefit payments                                                      727,233
                                                                  --------------
          Net decrease in net assets available for plan benefits        (10,208)
Net assets available for plan benefits:
  Beginning of year                                                  12,337,160
                                                                  --------------
  End of year                                                     $  12,326,952
                                                                  ==============

See accompanying notes to financial statements.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


 (1)     Description of Plan

       The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established January 1, 1985, covering all eligible employees of First Mid-Illinois Bancshares, Inc. (the Company) and any of its subsidiary corporations. All employees who have completed one-half year of service are eligible to participate in the Plan. Under the provisions of the Plan, each participant may direct their contributions into any of eleven investment options available under the Plan. The Plan currently offers eight mutual funds, a money market fund, certificates of deposit, and the Company's common stock as investment options for participants. Participants are also allowed to transfer all or part of their actual balances between these funds. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions

       Under the provisions of the Plan, all employees who have entered into a compensation reduction agreement with the Company may elect to reduce their eligible compensation by up to any percentage, subject to the dollar limitations of Section 402(g) of the Internal Revenue Code (Code), ($11,000 for the 2002 Plan year), and to have the Company contribute this amount to the Plan as a before-tax contribution of the participant. The Company also makes a matching contribution calculated as a percentage of the before-tax contribution made on behalf of each contributing participant. The Company determines this percentage each year. Matching contributions, however, will not exceed 2% of the eligible compensation of each participant in any year and cannot exceed 50% of the employees elected deferral. For the year ended December 31, 2002, the matching contribution percentage was 2%.

       The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the year ended December 31, 2002, the profit sharing contribution was 4% of eligible compensation. The profit sharing contribution is maintained in a nonparticipant directed investment until this contribution is allocated by the plan to the participant accounts. Participants who work at least 1,000 hours of service during the Plan year are entitled to this contribution regardless of whether they elect to make a before-tax contribution.

       Participant Accounts

       Separate participant accounts are maintained for the purpose of distributing the Plan's earnings or losses, forfeitures, voluntary employee contributions, and employer contributions. Allocations of the Plan's earnings or losses, forfeitures and employer contributions to the participant accounts are based on participant earnings or account balances, as defined in the Plan. Forfeited nonvested accounts are allocated to participant accounts annually. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


       Participant Loans

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 40% of their vested account balance. Loan transactions are treated as a transfer between the various investment funds and participant loans. Maturity dates range from August 2003 through January 2018. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates on loans outstanding at December 31, 2002 ranged from 4.25% to 9.50%. Principal and interest is paid ratably through periodic payroll deductions.

       Vesting

       Participants are immediately vested in their voluntary contribution and the Company's matching contribution, and any earnings thereon. The Company's 4% profit sharing contribution, and any earnings thereon, vest according to the following schedule:

                                                Vested
                        Years of service      Percentage
                      -------------------   --------------
                              1                     0%
                              2                    20
                              3                    40
                              4                    60
                              5                    80
                              6                   100


       Payments of Benefits

       On termination of service, a participant's vested account balance will be paid in the form of a lump sum distribution.

       Administrative Expenses

       Administrative expenses of the Plan are paid by the Company.

       Forfeited Accounts

       Forfeitures of terminated nonvested account balances allocated to remaining participants at December 31, 2002 and 2001 totaled $23,373 and $16,227, respectively. Forfeitures are allocated to participant accounts as a pro rata share based on compensation.

       Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


 (2)   Summary of Accounting Policies

       Basis of Accounting

       The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

       Investment Valuation and Income Recognition

       Quoted market prices are used to value the mutual funds and stock. Money market accounts and certificates of deposit are valued at cost, which approximates fair value. Participant loans are recorded at the unpaid principal balance of the loans which approximates fair value. The Plan's investments are held in a trust account (the Trust) administered by First Mid-Illinois Bank & Trust (the Bank), a wholly owned subsidiary of the Company.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Use of Estimates

       The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

       Payment of Benefits

       Benefits are recorded when paid.

(3)    Investments

       The following table presents the fair value of individual investments which represent 5% or more of the Plan's net assets available for plan benefits at December 31:

                         Investment                  Description          2002         2001
       ------------------------------------------  ----------------- ------------ ------------
       First Mid-Illinois Bank & Trust              Certificate of
         Certificate of Deposit                       deposit         $  877,943   $  960,206
       Federated Max Capital Fund                   Mutual fund        1,549,310    1,981,559
       Janus Adviser Balance Fund                   Mutual fund        1,003,246    1,041,766
       Janus Adviser Worldwide Fund                 Mutual fund          963,317    1,252,844
       Vanguard Growth Index Fund                   Mutual fund        1,339,681    1,735,326
       First Mid-Illinois Bancshares, Inc. shares   Common stock       3,955,176    3,247,187

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


       During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                 Mutual funds                              $   (1,573,726)
                 Employer stock                                   454,125
                                                           ---------------
                      Net depreciation in fair value
                         Of investments                    $   (1,119,601)
                                                           ===============


(4)    Nonparticipant-Directed Investments

       Information about the net assets relating to the nonparticipant-directed investments as of December 31, 2002 and 2001, and the components of the changes for the years ended December 31, 2002 and 2001, as follows:

                                                               2002        2001
                                                         ----------- -----------
          Net assets:
           Certificate of deposit                         $ 382,317   $ 343,290
          Changes in net assets:
           Contributions                                  $ 376,644   $ 331,044
           Interest income                                    7,184      12,246
           Transfers to participant-directed investments   (344,801)   (302,883)
                                                         ----------- -----------
                                                          $  39,027   $  40,407
                                                         =========== ===========

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


 (5)   Tax Status of the Plan

       The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Service on August 7, 2001 stating that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code, and the Trust is, therefore, exempt from Federal income tax under provisions of Section 501(a). The Plan has been amended since receiving the opinion letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)    Transactions with Related Parties

       The Plan holds certificates of deposit with the Bank, a related party. The certificates of deposit totaled $1,259,367 and $1,303,496 at December 31, 2002 and 2001 and interest income of $32,482 was recorded during 2002. The Plan also had an investment in 146,488 and 136,436 shares of the Company's common stock at December 31, 2002 and 2001, respectively. The common stock had a cost and fair value of $2,752,336 and $3,955,176, respectively, at December 31, 2002 and $2,498,471 and $3,247,187 respectively, at December 31, 2001. Related dividends received on the Company's stock for 2002 were $72,628.

(7)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2002 to the Form 5500:

      Net assets available for plan benefits
          per the financial statements                           $   12,326,952
      Benefit obligations current payable                                    --
                                                                 ---------------
      Net assets available for plan benefits
          per the Form 5500                                      $   12,326,952
                                                                 ===============


       The following is a reconciliation of benefit payments per the financial statements for the year ended December 31, 2002, to the Form 5500:

      Benefit payments per the financial statements              $      727,233
      Benefit obligations payable at December 31, 2001                   (5,661)
                                                                 ---------------
      Benefit payments per the Form 5500                         $      721,572
                                                                 ===============


       Benefit payments to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002

                                                                       Number of
                                                                       Shares or             Current
         Identity of issuer and description of investment                units                value
  --------------------------------------------------------------  ------------------- ----------------
  Money market accounts:
   Federated Prime Obligation Funds #10                                  27,393            $   27,393
   Federated Prime Obligation Fund 396                                  541,172               541,172
   NTHN Institutional Funds Government Select                             2,484                 2,484

  Certificates of deposit:
   First Mid-Illinois Bank & Trust CD; 2.96%, maturing
    January 2, 2003 (nonparticipant-directed, cost of $381,424)*             --               381,424
   First Mid-Illinois Bank & Trust CD; 2.96%, maturing
    January 2, 2003 (participant-directed)*                                  --               877,943

  Mutual funds:
   Federated Mid Capital Index Fund                                      33,044               471,207
   Federated Max Capital Fund                                            87,089             1,549,310
   Federated Total Return Bond Fund                                      43,104               465,091
   Fidelity Low Priced Stock Fund                                         1,832                46,109
   Janus Adviser Balance Fund                                            47,774             1,003,246
   Janus Adviser Worldwide Fund                                          44,577               963,317
   PBHG Growth Fund                                                      18,630               264,179
   T. Rowe Price Mid-Cap Value                                            6,777               101,655
   Vanguard Growth Index Fund                                            67,152             1,339,681

  Common stock:
   First Mid-Illinois Bancshares, Inc. *                                146,488             3,955,176

  Participant loans (at interest rates ranging from 4.25% to 9.50%,
   with maturity dates ranging from August 2003 to January 2018)        292,283               292,283
                                                                                     -----------------
            Total investments                                                            $ 12,281,670
                                                                                     =================

  * Party-in-interest

  See accompanying independent auditors' report.

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       FIRST MID-ILLINOIS BANCSHARES, INC.



Date:  June 25, 2003                   By:  /s/  William S. Rowland

                                       William S. Rowland
                                       President and Chief Executive Officer

                   Exhibit Index to Annual Report on Form 11-K


     Exhibit
      Number     Description and Filing or Incorporation Reference
   ------------  ---------------------------------------------------------------
       23.1      Consent of KPMG LLP

       99.1 President and Chief Executive Officer Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

       99.2      Chief Financial Officer Certification pursuant to 18 U.S.C.
                 section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

                                                                    Exhibit 23.1



                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors
First Mid-Illinois Bancshares, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-64139) on Form S-8 of First Mid-Illinois Bancshares, Inc. of our report dated June 20, 2003, relating to the statements of net assets available for plan benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and the supplemental schedule of assets (held at end of year) as of December 31, 2002, which appears in the December 31, 2002 annual report on Form 11-K of the First Mid-Illinois Banchshares, Inc. 401(k) Profit Sharing Plan.



/s/ KPMG LLP

Chicago, Illinois
June 25, 2003

                                                                    Exhibit 99.1



                            Certification pursuant to
                             18 U.S.C. section 1350,
                             as adopted pursuant to
                  section 906 of the Sarbanes-Oxley Act of 2002



         In connection with the Annual Report of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William S. Rowland, President and Chief Executive Officer of First Mid-Illinois Bancshares, Inc. (the "Company"), certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.





/s/ William S. Rowland

William S. Rowland
President and Chief Executive Officer
June 25, 2003



A signed original of this written statement required by Section 906 has been provided to First Mid-Illinois Bancshares, Inc. and will be retained by First Mid-Illinois Bancshares, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                    Exhibit 99.2



                            Certification pursuant to
                             18 U.S.C. section 1350,
                             as adopted pursuant to
                  section 906 of the Sarbanes-Oxley Act of 2002



         In connection with the Annual Report of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael L. Taylor, Chief Financial Officer of First Mid-Illinois Bancshares, Inc. (the "Company"), certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.





/s/ Michael L. Taylor

Michael L. Taylor
Chief Financial Officer
June 25, 2003



A signed original of this written statement required by Section 906 has been provided to First Mid-Illinois Bancshares, Inc. and will be retained by First Mid-Illinois Bancshares, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.